                         Independent Auditors' Consent

The Administrative Committee of SUPERVALU INC., and
SUPERVALU INC.:

We consent to incorporation by reference in the Registration Statement (No. 333-72851) on Form S-8 of SUPERVALU INC., of our report dated August 11, 2000, relating to the statements of net assets available for plan benefits of the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan as of January 31, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the eleven months ended January 31, 2000 and for the fiscal year ended February 28, 1999 which report appears in the annual report on Form 11-K of the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan for the eleven months ended January 31, 2000.


/s/ KPMG LLP

Minneapolis, Minnesota
August 24, 2000